

AGGRESSIVELY ORGANIC INC.

A PUBLIC BENEFITS CORPORATION

GIVING EVERYONE ACCESS TO AN AFFORDABLE, SIMPLE, SUSTAINABLE MEANS OF PRODUCTION AND CONTROL OVER THEIR OWN FOOD SUPPLY CHAIN.

GROW FOOD – TEACH KIDS - SAVE THE WORLD™

AGGRESSIVELY ORGANIC

Our What and Why…

Aggressively Organic's Mission: End Food Insecurity In Our Lifetime.

Sustainable, affordable, scalable, predictable, diverse foods and herbs can be grown by a 5-year old on location year round with our technology.

The current means and methods of agriculture and supply chain are failing the current population – not to mention the exponential growth in world populations. We want to decentralize the means of production and empower individuals to have access to healthy food and more efficiently use space in an ever more crowded world.

Our current offerings use the Partlow Method, Processes and Systems which are protected with patents (pending), copyrights, and trademarks in 153 countries.



OUR TEAM

      

JONATHAN PARTLOW
Chief Executive Officer
- Social Good Advocate & Industry Disruptor
- Founder of Health Insurance for Pets Business in USA
- Created new appraisal process – taking it from 28 days to 72 hours
- Designed a more high quality/safer flying module for pilots in half the time

DIVYAM BALANI
Chief Technical Officer
- Indiana University – BA Psychology, MS Data Science
- Co-Founder Strategic Design Association
- Systems Design Thinking Data Scientist

CHRIS CHICK
Chief Science Officer
- Texas A&M – Masters Molecular Environmental Plant Science
- University of Maryland – Masters Marine Environmental Science
- Hendrix College – Biology
- Monsanto's Beachell-Borlaug International Plant Breeding Fellowship

MIKE CONK
Chief Evangelist
- Maintained 125lb Weight Loss Using the AO System
- Commercial Property owner/manager
- Indiana Farm Bureau – Risk Management Insurance Professional
- Other Industrial Experience
- Our Guy Kawasaki

STEVEN BEACH
Chief Happiness Officer
- Ball State University – Biology
- IU School of Law
- In House Counsel – Insurance Billing
- Assistant City Attorney
- Private Practice Attorney
- Raft Guide

KRIS EDWARDS
Chief Operating Officer
- Michigan State University – Materials and Logistics Management
- Business Process Transformation Consultant
- Sales and Business Development Leader – Xerox
- 20 + Years in Business Solutions Roles

TROY MARCHAND
Chief Financial Officer
- IUPUI – Finance
- Founder and Portfolio Manager of Middle Market PE Fund
- Socially Conscious Capital Consultant
- 10 + years in Finance Investment Roles
- Lifetime Health Advocate



confidential

ACTIVE ADVISORS & SHAREHOLDERS











ANDY MALLOY	KC COHEN	TERRI WILKINSON	LANCE KIDDER	PADMANAND WARRIER
OPERATIONS & GROWTH TO SCALE	FINANCE & GENERAL COUNSEL	MANUFACTURING AND LOGISTICS AT SCALE	MARKETING, SALES & SUPPORT AT SCALE	PRODUCT & IT MANAGEMENT
Executive Advisor and Growth, Retail and Distribution	Financial Advisor and In House General Legal Counsel	R&D, Manufacturing and Fulfillment Support Globally	Sells, Marketing, Support and Operational Strategy & Systems	Product and Project Management Across Systems and Verticals



confidential

ACTIVE ADVISORS & SHAREHOLDERS

    

CHRISTOPHER MYLES	JACK WAITE	GREG HARDESTY	MARSHALL TRUSLER M.D	BLAKE O'MARA
E-COMMERCE AND FULL STACK DESIGN	COMMERCIAL CLIENTS & OPERATIONS	CHEFS, RESTAURANTS & HOSPITALITY INDUSTRY	MEDICAL, HEALTH AND WELLNESS	FOOD DISTRIBUTION AND LOGISTICS
Ecommerce & Product Design, UX, and Additional Product Design	Commercial, Community, School & Org Sales and Farm Support	Celebrated Chef and Restaurateur	Orthopedic and Wellness Physician	Veteran Grocery Store and Food Operator



THE PROBLEM

VULNERABLE SUPPLY CHAIN

- Our food supply chain is becoming more centralized and less local, requiring more shipping, time, processes, storage … every step makes it more vulnerable from weather, disease, fuel prices, labor, etc.

SHIFT IN DIETARY PREFERENCES

- Consumers' preferences have shifted and so have their spending habits - the markets must adapt.

- The percentage of plant based diets is 76% and increasing

DIET IMPACTS IQ & PERFORMANCE

- Eating healthy impacts IQ, performances and creates habits with life-long consequences.

- 36% of all college students are food insecure.



THE CURRENT PROBLEMS ARE SYSTEMIC AND ARE INCREASING

HEALTH AND WELLNESS

- Our diet and access to healthy food are a major contributor to health and wellness.

- Food Insecurity cost the U.S. $160 billion a year in associated health cost.

RESOURCE DEPLETION

- The world has lost 30% of its arable land in the last 40 years.

- If we continue there is only about 60 years of farming remaining.

POPULATION GROWTH & SHIFT

- 83,000,000 additional people a year added to the population.

- 80% of the U.S. population is shifting to urban areas.



confidential

THE CURRENT MEANS OF PRODUCTION ARE EXPENSIVE, INEFFICIENT, UNSUSTAINABLE, VULNERABLE AND INADEQUATE TO FEED OUR CURRENT AND GROWING POPULATION.

1 CONSUMERS AND CITIZENS

45 million Americans are already food insecure and there is a growing and shifting population to urban areas.

2 HEALTH AND WELLNESS

Food Insecurity is considered a major health crisis that cost the US over $160 billion annually.

3 FARMERS

Barriers to entry and risk are high with results that (best case) are multi-variable dependent, unpredictable and are not sustainable.

4 RESTAURANTS, RETAIL & MANUFACTURERS

Availability, quality & cost are already unpredictable. Consumers are requiring diverse, local, fresh & mindful offerings.

5 SCHOOLS AND EDUCATION

Food Insecurity Cost the US $28 billion per year because of poorly nourished children and school performance.

6 COMMUNITIES: LOCAL AND NATIONALLY

The Annual Cost of Food Insecurity in the U.S. exceeds $200 billion

THE CONSEQUENCES OF THE CURRENT SYSTEMS IMPACT <u>ALL</u> OF US.



confidential

THE COST TO OUR SOCIETY

Hungry children are more likely to be hospitalized. These costs are passed along to the business community and cause insurance and tax burdens. The average pediatric hospitalization costs approximately $12,000. Long-term, this contributes to high health care costs. (Feeding America/Children's HealthWatch report: "Child Food Insecurity: The Economic Impact on our Nation")

Workers who experienced hunger as kids are not as well prepared physically, mentally, emotionally, or socially to perform effectively in the contemporary workforce (Feeding America/Children's HealthWatch Report)

The annual cost of food insecurity is:

➢ $130.5 billion due to illness costs linked to hunger and food insecurity

➢ $19.2 billion - value of poor educational outcomes and lower lifetime earnings linked to hunger and food insecurity

➢ $17.8 billion – charitable contributions to address hunger and food insecurity

➢ Hunger costs $542 for every citizen (Center for American Progress, Hunger in America)

➢ Child hunger leads to greater absenteeism, presenteeism, and turnover in the work force, which is costly to employers. Children's sick days are linked to parent employee absences. (Feeding America/Children's HealthWatch report)

➢ In total, due to high school absenteeism and repeating grades, food insecurity led to a loss of $19.2 billion in life-time earnings in 2010. (Center for American Progress)

➢ Child hunger itself costs the U.S. economy at least $28 billion per year because poorly nourished children perform less well in school and require far more long-term health care spending (Brown, Shepard, Martin, Orwat, 2007)

➢ Workers who experienced hunger as children create a workforce pool that is less competitive, with lower levels of educational and technical skills, and seriously constrained human capital. (Feeding America/Children's HealthWatch Report)



COMPETITION

COMPETITORS	HOW OUR SOLUTION IS BETTER
Traditional Growing	Use Less Resources - Always Available
Current Hydroponics	Less Expensive, Better Quality, Easy
Big Ag - Centralized	Environmentally Safe and Sustainable
Grocery Stores	Real Local, Organic and Fresh Food
Large Farms	Anyone Can Grow in Existing Space



AGGRESSIVELY ORGANIC SYSTEM ADVANTAGES

SIMPLE
No Pumps, No Filters

EVERYONE CAN GROW
No Skill Required

USES LESS WATER
16 oz vs. 30.5 Gallons

HIGHER NUTRIENTS
Plant to Plate Fresh™

LITTLE / NO WASTE
Sustainable Harvesting™












INEXPENSIVE
Lowest Total Cost Means of
Production for Home or Scale

SCALABLE
9 per Horizontal sf that scales
on demand

DIVERSITY IN PLANTS
Multiple Types of Plants Side
by Side

365 DAYS A YEAR
What We Need, When &
Where We Need it.















OUR SYSTEMS & SOLUTIONS

MICRO DENDRITIC PODS

AGGRESSIVELY EFFICIENT GROW LIGHT

SUSTAINABLE GROWTH MEDIUM

OPTIMIZED NUTRIENT SOLUTION

ORGANIC

TOTAL ADDRESSABLE MARKET



172.4M Prospects

- U.S. Gardeners
- Schools (K-12)
- Small & Micro Farmers
- U.S. Urban Farmers
- Fundraising & Orgs

Market size $255B



confidential

WHERE WE HAVE BEEN...

Only winner ever of both Food + City and People's Choice Award at SXSW







WHERE WE ARE AT...

Month 2018	Orders	Total Gross Sales	Marketing Spend
June	352	$97,168	$0
July	883	$216,700	$75,000
August	598	$136,623	$50,000
September	78	$15,943	$0
October	227	$30,282	$0
November	1,482	$162,109	$98,000
December	1,743	$185,650	$65,000
Totals	5,336	$845,031	$288,000



confidential

POTENTIAL BULK ORDERS

*The following are not included in our forecast and are not guaranteed.

Recent Inquiries and Potential Orders:
- Amway ($7.5M potential order – Early 2019)
- Qatar Government Asked for a 3,000 square foot model for food products ($3.5M Proposal Sent
  Out, follow up proposal potential of $500M)
- Costco (Meeting with CEO)
- Schools – multiple schools have requested 1 to 18 systems to use as STEM Projects
- Set up 4 victory gardens each for a display in a network of 11 geriatric care physicians in
  Southern California that plan to sell or "prescribe" Victory Gardens to their patients
- Gardening Renaissance seeking to repurpose warehouse spaces in food deserts and use AO
  systems as a food supply to those in need
- Edible learning garden of 30 AO Systems for the community of Woodland, California
- Use in a 17 state "Therapy Garden" program that will take the AO systems to nursing homes and
  allow residents to grow in their community areas and/or rooms



confidential

READY TO HELP SAVE THE WORLD ONE SQUARE FOOT AT A TIME?

Use of Capital: Hire out team, Inventory, & Advertising

